

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Arthur R. Block, Esq.
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:** **Comcast Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed May 23, 2014**
> **File No. 333-194698**

Dear Mr. Block:

We have reviewed your June 12, 2014 response letter and have the following comments. Please provide us with the requested information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Comcast Unaudited Pro Forma Condensed Combined Financial Statements, page 45

1. Please tell us whether any of the eventual SpinCo shareholders (Comcast and legacy Time Warner Cable) have any voting agreements among themselves. If there are voting agreements, describe the terms and conditions. Also, tell us whether any shareholders or shareholder groups (related parties) will own more than 10% of SpinCo shares immediately after the spin-off, meaning prior to Charter's investment, and also subsequent to the investment by Charter.

2. We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo will need to be reasonably acceptable to Charter. Please explain the meaning of "reasonably acceptable" and under what circumstances a director would not be acceptable.

3. We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo from a list of potential nominees provided by Charter will need to be reasonably acceptable to Comcast. Please explain the meaning of "reasonably acceptable" and under what circumstances a director would not be acceptable.

4. In regard to the Services Agreement between SpinCo and Charter, filed as Annex A to the Charter/Comcast Transactions Agreement, please tell us whether or not the agreement is at fair value and how the value was determined.

5. In regard to the terms of the equity exchange between SpinCo and Charter, please explain the computation for any premium expected to be paid. Furthermore, please explain in detail how you came up with the fair value of SpinCo and the fair value of Charter prior to Charter's investment.

6. We note your response to prior comment 8 from our letter dated June 2, 2014, in which you state your belief that Charter would not be required to consolidate SpinCo under either the voting interest or variable interest criteria of U.S. generally accepted accounting principles. Please give us your detailed analysis of the voting interest and variable interest criteria pursuant to ASC 810 supporting your belief that Charter would not consolidate SpinCo under the terms of the Charter/Comcast Transactions Agreement.

You may contact Joe Cascarano, Senior Staff Accountant, at 202-551-3376, or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor, at 202-551-3788, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        David Caplan
        William Chudd
        Davis Polk & Wardwell LLP